Exhibit 3.1

Amended text of Section 2.1of the Bylaws of Acucela Inc.:

2.1 Annual Meeting

The annual meeting of the shareholders to elect Directors and transact such other business as may properly come before the meeting shall be held on a date ~~not more than 180 days after the end of the corporation’s fiscal year, such date~~
and time to be determined by the Board.